UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number 000-50112

Pan American Gold Corporation
(Translation of registrant’s name into English)

Suite 601 — 750 West Pender Street, Vancouver, British Columbia V6C 2T7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 — [ ]

ONTARIO

FORM 51-102F3
(Previously Form 53-901)
MATERIAL CHANGE REPORT

Item 1.             Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

Pan American Gold Corporation (the “Company”)(formerly Tri-lateral Venture Corporation)#601 – 750 West Pender Street Vancouver, BC V6C 2T7

Item 2.             Date of Material Change

October 7, 2004

Item 3.             News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The Press Release dated October 7, 2004 disseminated via Canada Stockwatch, Market News and Businesswire.

Item 4.             Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that it has commenced an airborne geophysical survey of its Eskay Creek Properties. The Eskay Creek property group consists of 75,000 acres of claims located in the Golden Triangle of northwestern British Columbia, Canada.

Item 5.             Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached News Release.

Item 6.             Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.            Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.             Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Michael Sweatman Chief Financial Officer and Director 604.684.4312

Item 9.             Date of Report

October 8, 2004.

PAN AMERICAN GOLD CORPORATION

/s/Michael Sweatman Michael Sweatman, Chief Financial Officer and Director

Pan American Gold Corporation

News Release

October 7, 2004	(PNAMF:OTC:BB)

PAN AMERICAN STARTS AN AIRBORNE GEOPHYSICAL SURVEY ON ITS ESKAY CREEK PROPERTIES

Pan American Gold Corp. (PNAMF:OTC:BB) is pleased to announce that it has commenced an airborne geophysical survey of its Eskay Creek Properties. The Eskay Creek property group consists of 75,000 acres of claims located in the Golden Triangle of northwestern British Columbia, Canada.

The Eskay Creek Properties are newly staked and largely a grassroots exploration play. This very prospective area has seen no significant exploration or mining activity outside that of the adjacent active mines like the Eskay Creek Mine operated by Barrick Gold. In 2003, Barrick’s Eskay Creek Mine produced 352,000 ounces of gold and 17 million ounce of silver. Barrick’s Eskay Creek mine is an underground operation accessible through three surface portals.

Mcphar Geosurveys of Newmarket, Ontario is scheduled to start a 2,900 line km of survey consisting of an instrument package that includes a gamma ray spectrometer, magnetometer, and Hummingbird EM sensor. The survey will be conducted on 100 meter centers and is scheduled to be completed in 30 days.

The airborne survey is designed to screen the Eskay Creek claim group for mineral deposits that will be field checked and advanced during the 2005 field season.

Company President Richard Bachman stated, “We are pleased that the geophysical screening of our Eskay Creek Properties group has started. We look forward examining the survey results and getting our prospecting crews into the field during the 2005 season.”

Contact:

Pan American Gold Corp.

Richard Bachman, 775-721-8883

Notice Regarding Forward Looking Statements

This news release contains “forward-looking statements”, as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among other things, statements regarding potential mineralization and reserves, exploration results, development or production programs, and future plans and objectives of Pan American Gold Corporation. Actual results relating to, among other things, reserves, results of exploration, capital costs, drilling programs and mine production costs could differ materially from those currently anticipated in such forward-looking statements. Factors affecting forward-looking statements include: the speculative nature of mining exploration and development activities; changes in ore reserve estimates; the productivity of Pan American Gold Corporation’s mining properties; changes in the operating costs; changes in economic conditions and conditions in the precious metals, foreign exchange and other financial markets; changes in the prices for precious metals or other minerals Pan American Gold Corporation develops or produces; changes in investment and exploration expenditure levels; litigation; legislation; environmental, judicial, regulatory, political and competitive developments in areas in which Pan American Gold Corporation operates; technological, mechanical and operational difficulties encountered in connection with Pan American Gold Corporation’s mining activities; and labour relation matters and costs. You should refer to the risk disclosures set out in our annual report and other disclosure documents filed from time to time with the United States Securities and Exchange Commission and other regulatory authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Michael Sweatman
Michael Sweatman,
Chief Financial Officer and Director
Date: October 8, 2004